Exhibit 3

This Form ATS-N amendment updates the information provided in Exhibit 1 (Schedule A of Form BD of the Broker-Dealer Operator) and Exhibit 2 (Schedule B of Form BD of the Broker-Dealer Operator) in response to Part I, Items 8 and 9, respectively, of Form ATS-N. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part I, Item 8.

Schedule A to Liquidnet, Inc. Form BD
BD – Direct Owners / Executive Officers

Are there any indirect owners of the applicant required to be reported on Schedule B? Yes

Ownership Codes:

NA - less than 5%
A - 5% but less than 10%
B - 10% but less than 25%
C - 25% but less than 50%
D - 50% but less than 75%
E - 75% or more

Full Legal Name, DE/FE/I, Title or Status, Date Acquired, Own. Code, Control Person, PR, CRD # (or S.S. No., IRS Tax #, Emp. ID)

~~Conroy, Brian Bernard~~Newsome, Dawn Elizabeth, I, Chief Executive Officer/Director, ~~08/2019~~04/2021, NA, Y, N, ~~1802506~~2917989
~~Knopp, Cheryl Jodi~~Goulet, Stephen Paul, I, Senior Managing Director/General Counsel/Secretary~~/~~, 04/2021, NA, N, N, 4769810
Pezeu, Christian Jean Michel, I, Chief Financial Officer/Director, 04/2021, NA, Y, N, 5661987
Byrne, John Michael Jr., I Chief Compliance Officer, ~~07/2018~~05/2021, NA, N, N, ~~5273448~~1255284
Laible, Robert Karl, I, Chief Operating Officer/Director, 08/2019, NA, Y, N, 1644140
Liquidnet Holdings, Inc., DE, Shareholder, 01/2000, E, Y, N, 13-4092641
Min, Angela Lorraine, I, FINOP, 07/2017, NA, N, N, 5230966

Part I, Item 9.


Schedule B to Liquidnet, Inc. Form BD
BD – Indirect Owners


Ownership Codes:

NA - less than 5%
A - 5% but less than 10%
B - 10% but less than 25%
C - 25% but less than 50%
D - 50% but less than 75%
E - 75% or more

Full Legal Name, DE/FE/I, Entity in Which Interest Is Owned, Status, Date Acquired, Own. Code, Control Person, PR, CRD # (or S.S. No., IRS Tax #, Emp. ID)

~~Merrin, Seth Isaac, I, Liquidnet Holdings, Inc., Shareholder, 01/2000, C, Y, N, 1073461~~
TP ICAP Holdings Limited, FE, Liquidnet Holdings, Inc., Shareholder, 03/2021, E, Y, N, Foreign
TP ICAP Group plc, FE, TP ICAP Holdings Limited, Shareholder, 03/2021, E, Y, N, Foreign